Filed Pursuant to SEC Rule 425 Filing Person: UtiliCorp United Inc. Subject Company: Aquila, Inc. Registration Statement File No.: 333-74362

    The following slides will be used by UtiliCorp United Inc. in presentations to financial analysts regarding the recombination of UtiliCorp and Aquila, Inc.

UtiliCorp United Inc.
Recombining as Aquila to Ensure
Long-Term Growth

Creating Value by Providing Superior
Energy Solutions for Our Customers

UtiliCorp United	Aquila, Inc.
NYSE: UCU	NYSE: ILA
Web site: www.utilicorp.com	Web site: www.aquila.com
Investor Relations Contacts:
Ellen Fairchild, Vice President	Neala Clark, Director
(816) 527-1409 efairchi@utilicorp.com	(816) 467-3562 neclark@utilicorp.com

Strategy

Markets
United States, Australia, Canada, New Zealand,
United Kingdom, Norway, Germany

Merchant Structure

Convergence = New Opportunities

Alternative Risk Products

Networks Structure

International Networks

International Networks

Domestic Networks

Strong Combined Performance

5 Year Total Shareholder Return

Segment Assets
Pro Forma: A much larger and more diversified company

Segment Net Income
Pro Forma: A much larger and more diversified company

Earnings Growth Delivered

Recombination Terms & Timing

Tax-Free Share Exchange:
}	Premium to IPO relative value proposition
• IPO: ILA $24.00 / UCU $35.39 = 0.6782
• Conversion Ratio: ILA/UCU = .6896
}	15% premium based on prices one day preceding announcement
}	On-going participation in performance of the company
• Combined company growth rate of 15%+
• Continued UCU dividend $1.20
Targeting January 2002 Closing:
}	UtiliCorp filing made on 12/03/01
}	Exchange offer open until 1/04/02
}	Upon the successful completion of exchange offer, Aquila will undergo a short-form merger and be a wholly owned UtiliCorp subsidiary again

Forward-Looking Statements

}	The statements made with respect to UtiliCorp's earnings and outlook for the future contain some forward-looking information. Naturally, all forward-looking statements involve risk and uncertainty and actual results or events could be materially different. Although UtiliCorp believes that its expectations are based on reasonable assumptions, it can give no assurance that its goals will be achieved.
}
Important factors that could cause actual results to differ include: unusual weather conditions; economic and financial market conditions, including changes in exchange rates, interest rates, and commodity prices; the success of our growth strategy; the successful completion of the Aquila exchange offer; competition in the markets in which our businesses operate; and changes in applicable laws, regulations, or rules governing energy, environmental, tax, or accounting matters. In light of these risks, uncertainties, and assumptions, the forward-looking events discussed might not occur. Please review the company's latest annual report on Form 10-K, quarterly report on Form 10-Q, any current reports on Form 8-K, and recent press releases for other important factors that could cause results to differ materially from those in any such forward-looking statements.
}	Information in these archived materials may not be current and may be superseded by more recent information published by Aquila or UtiliCorp.

Additional Information

}	In connection with the proposed transaction, UtiliCorp United Inc. filed an exchange offer prospectus and related materials with the Securities and Exchange Commission.
}	Investors and security holders are advised to read these documents, as they will contain important information.
}	Investors and security holders may obtain a free copy of the exchange offer prospectus and other documents filed by UtiliCorp with the Commission at the Commission's web site at http://www.sec.gov.
}	Free copies may also be obtained from UtiliCorp by directing a request to UtiliCorp United Inc., Investor Relations at (816) 421-6600.

UtiliCorp United Inc.

Recombining as Aquila to Ensure
Long-Term Growth

Questions & Answers

Creating Value by Providing Superior
Energy Solutions for Our Customers

Additional Information and Where To Find It

    In connection with the proposed transaction, UtiliCorp United Inc. has filed an exchange offer prospectus and related materials with the Securities and Exchange Commission. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THESE DOCUMENTS BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the exchange offer prospectus (dated December 3, 2001) and other documents (as they may be amended and supplemented) by UtiliCorp with the Commission at the Commission's web site at http://www.sec.gov. Free copies of the exchange offer prospectus, as well as UtiliCorp's related filings with the Commission, may also be obtained from UtiliCorp by directing a request to UtiliCorp United Inc., Investor Relations, 20 West Ninth Street, Kansas City, MO 64105, (816) 467-3501.

Forward-Looking Information

    The terms "intends," "plans" and similar terms identify forward-looking information. Although UtiliCorp believes that its expectations are based on reasonable assumptions, it can give no assurance that its goals will be achieved. Important factors that could cause actual results to differ materially from those contained in the forward-looking statements include the satisfaction of all conditions to the exchange offer that cannot be waived and the satisfaction or waiver of conditions to the exchange offer that may be waived. Some of the conditions to the exchange offer will include the receipt of all required regulatory approvals, the tender by the public shareholders of the majority of their shares and the absence of an injunction or litigation concerning the exchange offer. In light of these uncertainties, there can be no assurances that the exchange offer will be completed.